KMA Global Solutions International, Inc.
5570A Kennedy Road
Mississauga Ontario, Canada L4Z2A9

Jeffrey D. Reid
Chief Executive Officer, Chief Financial Officer
and President
KMA Global Solutions International, Inc.
5570A Kennedy Road
Mississauga Ontario, Canada L4Z2A9

August 12, 2008

Larry Spirgel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549, Mail Stop 3720                                                                                                                                                                      VIA EDGAR

Re:	KMA Global Solutions International, Inc.
Form 10-K for the fiscal year Ended January 31, 2008
Form 10-Q for the period ended April 30, 2008
SEC File No. 000-51864

Dear Mr. Spirgel:

As Chief Executive Officer, President and Chief Financial Officer for KMA Global Solutions, International, Inc. (the "Company"), I acknowledge receipt of the letter dated August 4, 2008 (the "Comment Letter").  The Company’s responses to the SEC’s comments are keyed to the numbering in the Comment Letter.

1.	Item 8A. Controls and Procedures – Management’s Annual Report on Internal Control over Financial Reporting, page 27.

The Company acknowledges the comment and will revise the filing accordingly.  Please note that this omission was a typographical error in connection with the submission of the filing on EDGAR.  Management did in fact assess the Company’s internal control over financial reporting and concluded that such internal control over financial reporting was effective as of January 31, 2008.

With respect to the comment regarding the introductory language to paragraph 4 of Item 601(b)(31) of Regulation S-K, the Company acknowledges the comment and will revise the certification accordingly.

On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings relating to its offer; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please feel free to contact me at (905) 568-5220, extension 22, with respect to this response to the Comment Letter.

Sincerely,

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.

/s/ Jeffrey D. Reid

Jeffrey D. Reid, President